Exhibit 99.1
Scorpio Tankers Inc. Announces Financial Results for the First Quarter of 2017 and Declaration of a Quarterly Dividend
MONACO--(GLOBE NEWSWIRE - April 26, 2017) - Scorpio Tankers Inc. (NYSE: STNG) ("Scorpio Tankers," or the "Company") today reported its results for the three months ended March 31, 2017 and declaration of a quarterly dividend.
Results for the three months ended March 31, 2017 and 2016
For the three months ended March 31, 2017, the Company's adjusted net loss (see Non-IFRS Measures section below) was $11.5 million, or $0.07 basic and diluted loss per share, which excludes a $0.1 million, or $0.00 per basic and diluted share, write-off of deferred financing fees. For the three months ended March 31, 2017, the Company had a net loss of $11.5 million, or $0.07 basic and diluted loss per share.
For the three months ended March 31, 2016, the Company's adjusted net income was $30.5 million (see Non-IFRS Measures section below), or $0.19 basic and $0.18 diluted earnings per share, which excludes (i) a $2.2 million loss on sales of vessels and write-down of vessels held for sale, (ii) a $1.8 million write-off of deferred financing fees, (iii) a $1.0 million unrealized gain on derivative financial instruments and (iv) a $0.6 million gain recorded on the repurchase of $5.0 million face value of the Company's Convertible Senior Notes due 2019 (the "Convertible Notes"). The adjustments aggregated to an increase of the Company's net income by $2.4 million or $0.02 basic and $0.01 diluted earnings per share. For the three months ended March 31, 2016, the Company had net income of $28.0 million, or $0.17 basic and diluted earnings per share.
Declaration of Dividend
On April 26, 2017, the Company's Board of Directors declared a quarterly cash dividend of $0.01 per share, payable on or about June 14, 2017 to all shareholders as of May 11, 2017 (the record date). As of April 26, 2017, there were 174,629,755 shares outstanding.
Diluted Weighted Number of Shares
Diluted earnings per share is determined using the if-converted method. Under this method, the Company assumes that the Convertible Notes (which were issued in June 2014) are converted into common shares at the beginning of each period and the interest and non-cash amortization expense associated with these notes of $5.5 million and $5.5 million during the three months ended March 31, 2017 and 2016, respectively are not incurred. Conversion is not assumed if the results of this calculation are anti-dilutive.
For the three months ended March 31, 2017, the Company's basic weighted average number of shares was 162,711,256. The weighted average number of shares, both diluted and under the if-converted method, were anti-dilutive for the three months ended March 31, 2017 as the Company incurred a net loss. For the three months ended March 31, 2016, the Company's basic weighted average number of shares was 160,471,857. The Company’s diluted weighted average number of shares was 165,680,353 excluding the impact of the Convertible Notes and 197,620,040 under the if-converted method (assuming the Convertible Notes are converted into common shares). Earnings per share for the three months ended March 31, 2016 does not consider the effect of the Convertible Notes as the if-converted method was anti-dilutive. Adjusted earnings per share (see Non-IFRS Measures section below) for the three months ended March 31, 2016 was calculated using the if-converted method as the effect of which was dilutive. As of the date hereof, the Convertible Notes are not eligible for conversion.
Summary of Recent and First Quarter Significant Events

•	Below is a summary of the average daily TCE revenue and duration for voyages fixed thus far in the second quarter of 2017 as of the date hereof:

•	For the LR2s in the pool: approximately $17,000 per day for 42% of the days

•	For the LR1 in the pool: approximately $9,000 per day for 38% of the days

•	For the MRs in the pool: approximately $15,500 per day for 38% of the days

•	For the ice-class 1A and 1B Handymaxes in the pool: approximately $13,000 per day for 34% of the days

•	Below is a summary of the average daily TCE revenue earned during the first quarter of 2017:

•	For the LR2s in the pool: $16,094 per revenue day

•	For the LR1 in the pool: $13,545 per revenue day

•	For the MRs in the pool: $13,203 per revenue day

•	For the Handymaxes in the pool: $14,863 per revenue day

•
Executed agreements in April 2017 to sell and leaseback three MR product tankers, STI Beryl, STI Le Rocher and STI Larvotto, to an unaffiliated third party. Two of these sales closed in April 2017 and the third is expected to close prior to May 1, 2017. Upon closing, all outstanding amounts under the Company's 2011 Credit Facility are expected to be repaid, and the Company's liquidity is expected to increase by an aggregate of approximately $30 million.

•
Took delivery of STI Selatar and STI Rambla, two LR2 product tankers that were under construction, from Sungdong Shipbuilding and Marine Engineering Co., Ltd ("SSME") in February and March 2017, respectively. As part of these deliveries, the Company drew down an aggregate of $58.4 million from its credit facility with Credit Suisse AG dated October 2015 or the "Credit Suisse Credit Facility", to partially finance the purchase of these vessels.

•
Took delivery of STI Galata and STI Bosphorus, two MR product tankers that were under construction, from Hyundai Mipo Dockyard Co. Ltd. of South Korea ("HMD") in March 2017 and April 2017, respectively. As part of these deliveries, the Company drew down $20.4 million in March 2017 and $20.4 million in April 2017 from its 2017 Credit Facility (described below) to partially finance the purchase of these vessels.

•
Issued $50.0 million of 8.25% Senior Unsecured Notes due June 2019 (the "Senior Notes due 2019") in March 2017 in an underwritten public offering and issued an additional $7.5 million of Senior Notes due 2019 in April 2017 when the underwriters fully exercised their option to purchase additional Senior Notes due 2019 under the same terms and conditions.

•
Completed a cash tender offer of its 7.50% Senior Unsecured Notes due October 2017 (the "Senior Notes due 2017") in April 2017 and repurchased $6.1 million aggregate principal amount of the Senior Notes due 2017.

•
Executed a loan facility with Macquarie Bank Limited (London Branch), DekaBank Deutsche Girozentrale, The Export-Import Bank of Korea ("KEXIM") and Garanti-Instituttet for Eksportkreditt ("GIEK") for up to $172.0 million. A portion of the proceeds of this facility were used to partially finance the purchase of STI Galata and STI Bosphorus, and the remaining proceeds are expected to be used to partially finance six MR product tankers that are currently under construction at HMD.

•	Executed a loan facility with DVB Bank SE which was used to refinance the existing indebtedness on four product tankers in April 2017.

•
Upsized the Company's BNP Paribas Credit Facility by $27.6 million, the proceeds of which were used to refinance the existing indebtedness on two MR product tankers in January and February 2017. These vessels were previously financed under the 2011 Credit Facility.

•
Executed a loan facility with HSH Nordbank AG, which was used to refinance the existing indebtedness on two MR product tankers in February 2017. These vessels were previously financed under the 2011 Credit Facility.

•	Paid a quarterly cash dividend on the Company's common stock of $0.01 per share in March 2017.
Sale and leaseback of three vessels
In April 2017, the Company executed agreements with Bank of Communications Financial Leasing Co., Ltd. (the “Buyers”) to sell and leaseback, on a bareboat basis, three 2013 built MR product tankers, STI Beryl, STI Le Rocher and STI Larvotto. The selling price is $29.0 million per vessel and the Company will bareboat charter-in the vessels for a period of up to eight years at $8,800 per day per vessel. These leases will be accounted for as operating leases.
The Company has the option to purchase these vessels beginning at the end of the fifth year of the agreements through the end of the eighth year of the agreements. Additionally, a deposit of $4.35 million per vessel will be retained by the Buyers and will either be applied to the purchase price of the vessel if a purchase option is exercised, or refunded to the Company at the expiration of the agreement. Two of these sales closed in April 2017, and the third is expected to close before May 1, 2017. The Company expects to record a write down of approximately $14.3 million in the second quarter of 2017 as a result of these sales.
Upon closing, all amounts outstanding under the Company’s 2011 Credit Facility are expected to be fully repaid, and the Company’s liquidity is expected to increase by an aggregate of approximately $30 million.

Issuance of $57.5 million of 8.25% Senior Unsecured Notes due June 2019
In March 2017, the Company completed a $50.0 million underwritten public offering of Senior Notes due 2019 and issued an additional $7.5 million of Senior Notes due 2019 in April 2017 when the underwriters fully exercised their option to purchase additional notes under the same terms and conditions. The aggregate net proceeds of the Senior Notes due 2019, after estimated fees and expenses, are estimated to be $55.3 million. The Senior Notes due 2019 will mature on June 1, 2019 and bear interest at a coupon rate of 8.25% per year, payable in arrears on the 1st day of March, June, September and December of each year, commencing on June 1, 2017. The Company may redeem the Senior Notes due 2019, at its option, in whole or in part, at any time on or after December 1, 2018, at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. The Senior Notes due 2019 trade on the New York Stock Exchange under the symbol SBBC.
Cash Tender Offer for the Company’s 7.50% Senior Unsecured Notes due October 2017
In April 2017, the Company completed a cash tender offer for its Senior Notes due 2017 (NYSE: SBNB) and repurchased $6.1 million aggregate principal amount of the Senior Notes due 2017. The cash tender offer commenced simultaneously with the offering of the Senior Notes due 2019 described above. As of April 26, 2017, the outstanding aggregate principal amount of the Senior Notes due 2017 was $45.7 million.
Furthermore, an additional $0.2 million aggregate principal amount of the Senior Notes due 2017 were also tendered as part of a final tender deadline on April 25, 2017, which is scheduled to be settled on April 28, 2017.
DVB 2017 Credit Facility
In March 2017, the Company executed a loan facility of up to $81.4 million with DVB Bank SE (the “DVB 2017 Credit Facility”) to refinance its previous facility with DVB Bank SE. The loan facility was fully drawn in April 2017, and the aggregate proceeds were used to refinance the existing indebtedness on four product tankers which were financed under the Company's previous DVB Credit Facility that was scheduled to mature in August 2017.
Repayments of outstanding borrowings under the DVB 2017 Credit Facility are scheduled to be made in 20 consecutive quarterly installments of $1.5 million, the last of which shall be payable together with an additional balloon installment equal to the then outstanding balance of the loan on the final maturity date of December 15, 2021. The facility bears interest at LIBOR plus a margin of 2.75% per annum. The remaining terms and conditions, including financial covenants, are similar to those in the Company's existing credit facilities.
2017 Credit Facility
In March 2017, the Company executed a senior secured term loan facility with a group of financial institutions led by Macquarie Bank Limited (London Branch) for a total loan facility of up to $172.0 million (the "2017 Credit Facility"). The facility includes two commercial tranches of $15.0 million and $25.0 million, a KEXIM guaranteed tranche (the "KEXIM Guaranteed Tranche") of $48.0 million, a KEXIM funded tranche of $52.0 million (the "KEXIM Funded Tranche"), and a GIEK guaranteed tranche of $32.0 million (the "GIEK Guaranteed Tranche").
In March 2017, $20.4 million was drawn from this facility to partially finance the purchase of STI Galata and in April 2017, $20.4 million was drawn to partially finance the purchase of STI Bosphorus. The remaining availability is expected to be used to partially finance the purchase of six MR product tankers that are currently under construction at HMD. Drawdowns are available at an amount equal to the lower of 60% of the contract price and 60% of the fair market value of each respective vessel. Other key terms are as follows:

•
The first commercial tranche of $15.0 million has a final maturity of six years from the drawdown date of each vessel, bears interest at LIBOR plus a margin of 2.25% per annum, and has a 15 year repayment profile.

•
The second commercial tranche of $25.0 million has a final maturity of nine years from the drawdown date of each vessel (assuming KEXIM or GIEK have not exercised their option to call for prepayment of the KEXIM and GIEK funded and guaranteed tranches by the date falling two months prior to the maturity of the first commercial tranche and in the event that the first commercial tranche has not been extended), bears interest at LIBOR plus a margin of 2.25% per annum, and has a 15 year repayment profile.

•
The KEXIM Funded Tranche and GIEK Guaranteed Tranche have a final maturity of 12 years from the drawdown date of each vessel (assuming the commercial tranches are refinanced through that date), bear interest at LIBOR plus a margin of 2.15% per annum, and have a 12 year repayment profile.

•
The KEXIM Guaranteed Tranche has a final maturity of 12 years from the drawdown date of each vessel (assuming the commercial tranches are refinanced through that date), bears interest at LIBOR plus a margin of 1.60% per annum, and has a 12 year repayment profile.

The remaining terms and conditions, including financial covenants, are similar to those in the Company’s existing credit facilities.
BNP Paribas Credit Facility
In January and February 2017, the Company refinanced the outstanding indebtedness related to STI Sapphire and STI Emerald by repaying an aggregate of $26.3 million on the 2011 Credit Facility and drawing down an aggregate amount of $27.6 million from this facility (the "BNP Paribas Credit Facility").
HSH Nordbank Credit Facility
In January 2017, the Company entered into a senior secured credit facility agreement with HSH Nordbank AG for $31.1 million (the "HSH Nordbank Credit Facility"). In February 2017, the Company refinanced the outstanding indebtedness related to STI Duchessa and STI Onyx by repaying an aggregate of $23.7 million on the 2011 Credit Facility and drawing down an aggregate of $31.1 million from this facility.
Repayments on all borrowings under the HSH Nordbank Credit Facility are scheduled to be made in 20 consecutive quarterly installments, the first eight of which are $745,669 each and the next 12 are $648,408 each, the last of which shall be payable together with an additional balloon installment equal to the then outstanding balance of the loan. The facility has a final maturity of five years from the first drawdown date, and bears interest at LIBOR plus a margin of 2.50% per annum.
The remaining terms and conditions, including financial covenants, are similar to those in the Company’s existing credit facilities.
Time Charter-in Update
In February 2017, the Company entered into new time charter agreements on two 2007 built, ice-class 1B Handymax product tankers which the Company then time chartered-in, each for one year at $11,250 per day, one effective March 2017 and the other effective May 2017. The Company also has options to extend these charters for an additional year, each at $13,250 per day.
In February 2017, the Company entered into a new time charter agreement on a 2013 built, LR2 product tanker, which the Company then time chartered-in, for an additional six months at $14,360 per day effective February 2017. The Company also has an option to extend the charter for an additional six months at $15,385 per day.
$250 Million Securities Repurchase Program
In May 2015, the Company's Board of Directors authorized a Securities Repurchase Program to purchase up to an aggregate of $250 million of the Company's securities, which currently consist of its (i) Convertible Notes, which were issued in June 2014, (ii) Unsecured Senior Notes Due 2020 (NYSE: SBNA), which were issued in May 2014, (iii) Unsecured Senior Notes Due 2017 (NYSE: SBNB), which were issued in October 2014, and (iv) Unsecured Senior Notes Due 2019 (NYSE: SBBC), which were issued in March 2017. As of the date hereof, the Company has the authority to purchase up to an additional $153.3 million of its securities under its Securities Repurchase Program. The Company expects to repurchase its securities in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the Securities Repurchase Program to repurchase any of its securities.
No securities have been repurchased under this program during 2017.
Conference Call
The Company will have a conference call on April 27, 2017 at 10:00 AM Eastern Daylight Time and 4:00 PM Central European Summer Time. The dial-in information is as follows:
US Dial-In Number: 1 (855) 861-2416
International Dial-In Number: +1 (703) 736-7422
Conference ID: 10316408
Participants should dial into the call 10 minutes before the scheduled time. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.
Slides and Audio Webcast:
There will also be a simultaneous live webcast over the internet, through the Scorpio Tankers Inc. website www.scorpiotankers.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
Webcast URL: http://edge.media-server.com/m/p/w9i9pzcr

Current Liquidity
As of April 25, 2017, the Company had $104.2 million in unrestricted cash and cash equivalents. This amount is prior to the monthly distribution from the pools.
Debt
Set forth below is a summary of the Company’s outstanding indebtedness as of the dates presented:

In millions of U.S. dollars	Outstanding as of December 31, 2016	Drawdowns and repayments, net	Outstanding as of March 31, 2017	Drawdowns and repayments, net	Outstanding as of April 25, 2017	Availability as of April 25, 2017
2011 Credit Facility (1)	$93.0	$(50.9)	$42.1	$(27.8)	$14.3	$—
K-Sure Credit Facility	314.0	(14.9)	299.1	—	299.1	—
KEXIM Credit Facility	366.6	(16.8)	349.8	—	349.8	—
Credit Suisse Credit Facility (2)	—	58.4	58.4	—	58.4	—
ABN AMRO Credit Facility	126.3	(2.3)	124.0	(0.6)	123.4	—
ING Credit Facility	124.3	(2.2)	122.1	(1.1)	121.0	—
BNP Paribas Credit Facility	32.2	27.6	59.8	—	59.8	—
Scotiabank Credit Facility	32.2	(0.6)	31.6	—	31.6	—
NIBC Credit Facility	39.8	(1.0)	38.8	(1.0)	37.8	—
2016 Credit Facility	281.2	(6.8)	274.4	—	274.4	—
DVB Credit Facility (3)	88.4	(1.6)	86.8	(86.8)	—	—
HSH Nordbank Credit Facility	—	31.1	31.1	—	31.1	—
2017 Credit Facility (4)	—	20.4	20.4	20.4	40.8	129.1
DVB 2017 Credit Facility (3)	—	—	—	81.4	81.4	—
2020 senior unsecured notes	53.8	—	53.8	—	53.8	—
2017 senior unsecured notes (5)	51.8	—	51.8	(6.1)	45.7	—
2019 senior unsecured notes (6)	—	50.0	50.0	7.5	57.5	—
Convertible Notes	348.5	—	348.5	—	348.5	—
	$1,952.1	$90.4	$2,042.5	$(14.1)	$2,028.4	$129.1

(1)
In April 2017, the Company repaid $27.8 million on the 2011 Credit Facility as part of the closing of the sale and leaseback transactions for STI Beryl and STI Le Rocher. The sale and leaseback of STI Larvotto is expected to close by May 1, 2017, and a portion of the proceeds from that sale are expected to repay the remaining outstanding balance on the 2011 Credit Facility.

(2)
In February 2017 and March 2017, the Company took delivery of STI Selatar and STI Rambla, respectively, two LR2 product tankers from SSME and drew down an aggregate of $58.4 million from the Credit Suisse Credit Facility to partially finance the purchase of these vessels.

(3)
In April 2017, the Company refinanced the outstanding amounts borrowed under the DVB Credit Facility by repaying $86.8 million on this facility and drawing down $81.4 million from the DVB 2017 Credit Facility.

(4)
In March and April 2017, the Company took delivery of STI Galata and STI Bosphorus, respectively, two MR product tankers from HMD. The Company drew down $20.4 million in March 2017 and $20.4 million in April 2017 from the 2017 Credit Facility to partially finance the purchase of these vessels.

(5)
In April 2017, the Company completed a cash tender offer of its 7.50% Senior Notes due October 2017 and repurchased $6.1 million aggregate principal amount of the Senior Notes due 2017. Furthermore, an additional $0.2 million aggregate principal amount of the Senior Notes due 2017 were also tendered as part of a final tender deadline on April 25, 2017, which is scheduled to be settled on April 28, 2017.

(6)
In March 2017, the Company issued $50.0 million of Senior Notes due 2019 in an underwritten public offering and in April 2017, the Company issued an additional $7.5 million of Senior Notes due 2019 when the underwriters fully exercised their option to purchase additional notes under the same terms and conditions. The Senior Notes due 2019 mature on June 1, 2019 and bear interest at a coupon rate of 8.25% per year.

Newbuilding Program
As of March 31, 2017, the Company had seven MR product tankers under construction with HMD and currently has six MR product tankers under construction with HMD after taking delivery of STI Bosphorus in April 2017. The Company refers to these vessels under construction as its Newbuilding Program.
During the first quarter of 2017, the Company made installment payments of $80.3 million relating to vessels under its Newbuilding Program.
Set forth below are the expected future installment payments and estimated debt drawdowns to partially finance the purchase vessels under construction as of March 31, 2017 (1):

In millions of U.S. dollars
Q2 2017 - installment payments made to date	$28.9
Q2 2017 - remaining installment payments	7.2
Q3 2017	68.2
Q4 2017	50.5
Q1 2018	21.6

$176.4

Expected future debt drawdowns (1)(2)
Q2 2017 - drawdowns made to date	$20.4
Q3 2017	64.5
Q4 2017	43.1
Q1 2018	21.5

Total expected future debt drawdowns	$149.5

(1)	The installment payments and debt drawdowns are estimates only and are subject to change as construction progresses.

(2)
As of March 31, 2017, the Company had $149.5 million available under its 2017 Credit Facility to partially finance the purchase of its seven MR product tankers that were under construction at HMD. In April 2017, the Company drew down $20.4 million to partially finance the purchase of STI Bosphorus.

Explanation of Variances on the First Quarter of 2017 Financial Results Compared to the First Quarter of 2016
For the three months ended March 31, 2017, the Company recorded a net loss of $11.5 million compared to net income of $28.0 million for the three months ended March 31, 2016. The following were the significant changes between the two periods:

•
Time charter equivalent, or TCE revenue, a Non-IFRS measure, is vessel revenues less voyage expenses (including bunkers and port charges). TCE revenue is included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters, and pool charters), and it provides useful information to investors and management. The following table depicts TCE revenue for the three months ended March 31, 2017 and 2016:

	For the three months ended March 31,
In thousands of U.S. dollars	2017	2016
Vessel revenue	$122,801	$165,128
Voyage expenses	(2,532)	(356)
TCE revenue	$120,269	$164,772

•
TCE revenue decreased $44.5 million to $120.3 million from $164.8 million for the three months ended March 31, 2017 and 2016, respectively. This decrease was driven by a decrease in overall time charter equivalent revenue per day to $14,408 per day from $20,203 per day for the three months ended March 31, 2017 and 2016, respectively (see the breakdown of daily TCE below). TCE revenue per day decreased across all of our operating segments as unfavorable market conditions that developed during the second half of 2016, driven by the delivery of newbuildings, high product inventories, low refining margins and a lack of arbitrage opportunities, persisted into the first quarter of 2017.

•
Vessel operating costs increased $0.1 million to $48.1 million from $48.0 million for the three months ended March 31, 2017 and 2016, respectively. This increase was the result of an increase in the average number of owned and bareboat chartered-in vessels to 80.6 vessels from 79.8 vessels for the three months ended March 31, 2017 and 2016, respectively. This increase was partially offset by an overall decrease in vessel operating costs per day to $6,519 per day from $6,612 per day for the three months ended March 31, 2017 and 2016, respectively which was driven by improvements in our LR2 and MR operating segments (see the breakdown of daily vessel operating costs below).

•
Charterhire expense increased $3.8 million to $19.4 million from $15.6 million for the three months ended March 31, 2017 and 2016, respectively. This increase was primarily driven by an increase in the Company's time and bareboat chartered-in fleet to an average of 15.6 vessels from an average of 10.3 vessels for the three months ended March 31, 2017 and 2016, respectively.

•
Depreciation expense increased $0.3 million to $30.5 million from $30.2 million for the three months ended March 31, 2017 and 2016, respectively. This increase was primarily driven by the delivery of four LR2 tankers (two in 2016, and two during the three months ended March 31, 2017), offset by the sales of five MR tankers during the first and second quarters of 2016.

•
General and administrative expenses decreased $5.1 million to $11.9 million from $17.0 million for the three months ended March 31, 2017 and 2016, respectively. This decrease was primarily driven by reductions in compensation expense (which includes a reduction in restricted stock amortization).

•
Financial expenses decreased $3.6 million to $21.7 million from $25.2 million for the three months ended March 31, 2017 and 2016, respectively. The decrease was primarily the result of a decrease in interest expense as average debt outstanding decreased to $1.9 billion from $2.1 billion for the three months ended March 31, 2017 and 2016, respectively. Additionally, financial expenses for the three months ended March 31, 2016 includes a $1.8 million write-off of deferred financing fees, whereas a $0.1 million write-off of deferred financing fees was recorded during the three months ended March 31, 2017.

•
Realized and unrealized gains and losses on derivative financial instruments relate to the profit or loss agreement on one of the Company’s time chartered-in vessels with a third party who neither owns nor operates the vessel. This agreement was settled in January 2017.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statements of Income or Loss
(unaudited)

	For the three months ended March 31,
In thousands of U.S. dollars except per share and share data	2017	2016
Revenue
Vessel revenue	$122,801	$165,128

Operating expenses
Vessel operating costs	(48,148)	(48,035)
Voyage expenses	(2,532)	(356)
Charterhire	(19,431)	(15,645)
Depreciation	(30,502)	(30,204)
General and administrative expenses	(11,910)	(17,017)
Loss on sales of vessels and write down of vessels held for sale	—	(2,215)
Total operating expenses	(112,523)	(113,472)
Operating income	10,278	51,656
Other (expense) and income, net
Financial expenses	(21,664)	(25,221)
Realized loss on derivative financial instruments	(116)	—
Unrealized gain on derivative financial instruments	—	1,002
Financial income	52	615
Other expenses, net	(83)	(21)
Total other expense, net	(21,811)	(23,625)
Net (loss) / income	$(11,533)	$28,031

(Loss) / earnings per share

Basic	$(0.07)	$0.17
Diluted	$(0.07)	$0.17
Basic weighted average shares outstanding	162,711,256	160,471,857
Diluted weighted average shares outstanding (1)	162,711,256	165,680,353

(1) The dilutive effect of (i) unvested shares of restricted stock and (ii) the potentially dilutive securities relating to our Convertible Notes were excluded from the computation of diluted earnings per share for the three months ended March 31, 2017 because their effect would have been anti-dilutive. Weighted average shares under the if-converted method (which includes the potential dilutive effect of both the unvested shares of restricted stock and our Convertible Notes) were 201,397,805 for the three months ended March 31, 2017.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(unaudited)

	As of
In thousands of U.S. dollars	March 31, 2017	December 31, 2016
Assets
Current assets
Cash and cash equivalents	$129,459	$99,887
Restricted cash (escrow for tender offer of Senior Notes due 2017)	1,213	—
Accounts receivable	38,276	42,329
Prepaid expenses and other current assets	8,333	9,067
Derivative financial instruments	—	116
Inventories	6,838	6,122
Total current assets	184,119	157,521
Non-current assets
Vessels and drydock	3,025,031	2,913,254
Vessels under construction	84,067	137,917
Other assets	25,262	21,495
Restricted cash	565	—
Total non-current assets	3,134,925	3,072,666
Total assets	$3,319,044	$3,230,187
Current liabilities
Current portion of long-term debt	$311,548	$353,012
Accounts payable	16,860	9,282
Accrued expenses	20,341	23,024
Total current liabilities	348,749	385,318
Non-current liabilities
Long-term debt	1,662,085	1,529,669
Total non-current liabilities	1,662,085	1,529,669
Total liabilities	2,010,834	1,914,987
Shareholders' equity
Issued, authorized and fully paid-in share capital:
Share capital	2,247	2,247
Additional paid-in capital	1,761,312	1,756,769
Treasury shares	(443,816)	(443,816)
Accumulated deficit	(11,533)	—
Total shareholders' equity	1,308,210	1,315,200
Total liabilities and shareholders' equity	$3,319,044	$3,230,187

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statement of Cash Flows
(unaudited)

	For the three months ended March 31,
In thousands of U.S. dollars	2017	2016
Operating activities
Net (loss) / income	$(11,533)	$28,031
Loss on sales of vessels and write down of vessels held for sale	—	2,215
Depreciation	30,502	30,204
Amortization of restricted stock	6,289	8,308
Amortization of deferred financing fees	3,251	3,848
Write-off of deferred financing fees	66	1,795
Unrealized gain on derivative financial instruments	—	(1,002)
Amortization of acquired time charter contracts	—	65
Accretion of Convertible Notes	3,004	2,901
Gain on repurchase of Convertible Notes	—	(581)
	31,579	75,784
Changes in assets and liabilities:
Increase in inventories	(652)	(212)
Decrease in accounts receivable	4,053	13,304
Decrease / (increase) in prepaid expenses and other current assets	734	(1,035)
(Increase) / decrease in other assets	(1,745)	398
Increase in accounts payable	2,326	326
Decrease in accrued expenses	(2,754)	(9,695)
	1,962	3,086
Net cash inflow from operating activities	33,541	78,870
Investing activities
Acquisition of vessels and payments for vessels under construction	(83,303)	(75,114)
Proceeds from disposal of vessels	—	63,263
Net cash outflow from investing activities	(83,303)	(11,851)
Financing activities
Debt repayments	(97,182)	(100,688)
Issuance of debt	187,475	43,250
Debt issuance costs	(7,435)	(1,833)
Increase in restricted cash	(1,778)	—
Repayment of Convertible Notes	—	(4,155)
Dividends paid	(1,746)	(21,629)
Repurchase of common stock	—	(13,707)
Net cash inflow / (outflow) from financing activities	79,334	(98,762)
Increase / (decrease) in cash and cash equivalents	29,572	(31,743)
Cash and cash equivalents at January 1,	99,887	200,970
Cash and cash equivalents at March 31,	$129,459	$169,227

Scorpio Tankers Inc. and Subsidiaries
Other operating data for the three months ended March 31, 2017
(unaudited)

	For the three months ended March 31,
	2017	2016
Adjusted EBITDA(1) (in thousands of U.S. dollars)	$46,870	$92,362

Average Daily Results
Time charter equivalent per day(2)	$14,408	$20,203
Vessel operating costs per day(3)	$6,519	$6,612

LR2
TCE per revenue day (2)	$16,543	$27,383
Vessel operating costs per day(3)	$6,555	$6,805
Average number of owned vessels	21.3	19.1
Average number of time chartered-in vessels	1.2	2.0

Panamax/LR1
TCE per revenue day (2)	$13,545	$25,078
Vessel operating costs per day(3)	—	—
Average number of owned vessels	—	—
Average number of time chartered-in vessels	1.0	1.0

MR
TCE per revenue day (2)	$13,429	$18,525
Vessel operating costs per day(3)	$6,318	$6,582
Average number of owned vessels	42.0	46.7
Average number of time chartered-in vessels	8.0	4.0

Handymax
TCE per revenue day (2) (4)	$14,497	$15,989
Vessel operating costs per day(3) (4)	$6,939	$6,446
Average number of owned vessels	14.0	14.0
Average number of time chartered-in vessels	2.2	3.2
Average number of bareboat chartered-in vessels	3.3	—

Fleet data
Average number of owned vessels	77.3	79.8
Average number of time chartered-in vessels	12.3	10.3
Average number of bareboat chartered-in vessels	3.3	—

Drydock
Expenditures for drydock (in thousands of U.S. dollars)	—	—

(1)	See Non-IFRS Measures section below.
(2)
Freight rates are commonly measured in the shipping industry in terms of time charter equivalent per day (or TCE per day), which is calculated by subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (time charter equivalent revenues) by the number of revenue days in the period. Revenue days are the number of days the vessel is owned less the number of days the vessel is off-hire for drydock and repairs.

(3)	Vessel operating costs per day represent vessel operating costs divided by the number of days the vessel is owned during the period.
(4)
Handymax TCE per day and vessel operating costs per day for 2017 include the activity of seven bareboat chartered-in Handymax vessels (as described in the Fleet List below). These vessels operated in the spot market prior to their entrance into the Scorpio Handymax Tanker pool. TCE per day and vessel operating costs per day for our Handymax operating segment, excluding the activity of these vessels were $15,131 per day and $6,581 per day, respectively.

Fleet list as of April 26, 2017

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type
	Owned vessels
1	STI Brixton	2014	38,734	1A	SHTP (1)	Handymax
2	STI Comandante	2014	38,734	1A	SHTP (1)	Handymax
3	STI Pimlico	2014	38,734	1A	Time Charter (5)	Handymax
4	STI Hackney	2014	38,734	1A	SHTP (1)	Handymax
5	STI Acton	2014	38,734	1A	SHTP (1)	Handymax
6	STI Fulham	2014	38,734	1A	SHTP (1)	Handymax
7	STI Camden	2014	38,734	1A	SHTP (1)	Handymax
8	STI Battersea	2014	38,734	1A	SHTP (1)	Handymax
9	STI Wembley	2014	38,734	1A	SHTP (1)	Handymax
10	STI Finchley	2014	38,734	1A	SHTP (1)	Handymax
11	STI Clapham	2014	38,734	1A	SHTP (1)	Handymax
12	STI Poplar	2014	38,734	1A	Time Charter (5)	Handymax
13	STI Hammersmith	2015	38,734	1A	SHTP (1)	Handymax
14	STI Rotherhithe	2015	38,734	1A	SHTP (1)	Handymax
15	STI Amber	2012	49,990	—	SMRP(2)	MR
16	STI Topaz	2012	49,990	—	SMRP(2)	MR
17	STI Ruby	2012	49,990	—	SMRP(2)	MR
18	STI Garnet	2012	49,990	—	SMRP(2)	MR
19	STI Onyx	2012	49,990	—	SMRP(2)	MR
20	STI Sapphire	2013	49,990	—	SMRP(2)	MR
21	STI Emerald	2013	49,990	—	SMRP(2)	MR
22	STI Larvotto	2013	49,990	—	SMRP(2)	MR
23	STI Fontvieille	2013	49,990	—	SMRP(2)	MR
24	STI Ville	2013	49,990	—	SMRP(2)	MR
25	STI Duchessa	2014	49,990	—	SMRP(2)	MR
26	STI Opera	2014	49,990	—	SMRP(2)	MR
27	STI Texas City	2014	49,990	—	SMRP(2)	MR
28	STI Meraux	2014	49,990	—	SMRP(2)	MR
29	STI San Antonio	2014	49,990	—	SMRP(2)	MR
30	STI Venere	2014	49,990	—	SMRP(2)	MR
31	STI Virtus	2014	49,990	—	SMRP(2)	MR
32	STI Aqua	2014	49,990	—	SMRP(2)	MR
33	STI Dama	2014	49,990	—	SMRP(2)	MR
34	STI Benicia	2014	49,990	—	SMRP(2)	MR
35	STI Regina	2014	49,990	—	SMRP(2)	MR
36	STI St. Charles	2014	49,990	—	SMRP(2)	MR
37	STI Mayfair	2014	49,990	—	SMRP(2)	MR
38	STI Yorkville	2014	49,990	—	SMRP(2)	MR
39	STI Milwaukee	2014	49,990	—	SMRP(2)	MR
40	STI Battery	2014	49,990	—	SMRP(2)	MR
41	STI Soho	2014	49,990	—	SMRP(2)	MR

42	STI Memphis	2014	49,995	—	SMRP(2)	MR
43	STI Tribeca	2015	49,990	—	SMRP(2)	MR
44	STI Gramercy	2015	49,990	—	SMRP(2)	MR
45	STI Bronx	2015	49,990	—	SMRP(2)	MR
46	STI Pontiac	2015	49,990	—	SMRP(2)	MR
47	STI Manhattan	2015	49,990	—	SMRP(2)	MR
48	STI Queens	2015	49,990	—	SMRP(2)	MR
49	STI Osceola	2015	49,990	—	SMRP(2)	MR
50	STI Notting Hill	2015	49,687	1B	Time Charter (6)	MR
51	STI Seneca	2015	49,990	—	SMRP(2)	MR
52	STI Westminster	2015	49,687	1B	Time Charter (6)	MR
53	STI Brooklyn	2015	49,990	—	SMRP(2)	MR
54	STI Black Hawk	2015	49,990	—	SMRP(2)	MR
55	STI Galata	2017	49,990	—	Spot	MR
56	STI Bosphorus	2017	49,990	—	Spot	MR
57	STI Elysees	2014	109,999	—	SLR2P (4)	LR2
58	STI Madison	2014	109,999	—	SLR2P (4)	LR2
59	STI Park	2014	109,999	—	SLR2P (4)	LR2
60	STI Orchard	2014	109,999	—	SLR2P (4)	LR2
61	STI Sloane	2014	109,999	—	SLR2P (4)	LR2
62	STI Broadway	2014	109,999	—	SLR2P (4)	LR2
63	STI Condotti	2014	109,999	—	SLR2P (4)	LR2
64	STI Rose	2015	109,999	—	Time Charter (7)	LR2
65	STI Veneto	2015	109,999	—	SLR2P (4)	LR2
66	STI Alexis	2015	109,999	—	SLR2P (4)	LR2
67	STI Winnie	2015	109,999	—	SLR2P (4)	LR2
68	STI Oxford	2015	109,999	—	SLR2P (4)	LR2
69	STI Lauren	2015	109,999	—	SLR2P (4)	LR2
70	STI Connaught	2015	109,999	—	SLR2P (4)	LR2
71	STI Spiga	2015	109,999	—	SLR2P (4)	LR2
72	STI Savile Row	2015	109,999	—	SLR2P (4)	LR2
73	STI Kingsway	2015	109,999	—	SLR2P (4)	LR2
74	STI Carnaby	2015	109,999	—	SLR2P (4)	LR2
75	STI Lombard	2015	109,999	—	SLR2P (4)	LR2
76	STI Grace	2016	109,999	—	SLR2P (4)	LR2
77	STI Jermyn	2016	109,999	—	SLR2P (4)	LR2
78	STI Selatar	2017	109,999	—	SLR2P (4)	LR2
79	STI Rambla	2017	109,999	—	SLR2P (4)	LR2

	Total owned DWT		5,171,232

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Charter type	Daily Base Rate	Expiry (8)
	Time or bareboat chartered-in vessels
80	Kraslava	2007	37,258	1B	SHTP (1)	Handymax	Time Charter	$17,000	13-May-18	(9)

81	Krisjanis Valdemars	2007		37,266	1B	SHTP (1)	Handymax	Time Charter	$11,250	13-Mar-18	(10)
82	Silent	2007		37,847	1A	SHTP (1)	Handymax	Bareboat	$7,500	31-Mar-19	(11)
83	Single	2007		37,847	1A	SHTP (1)	Handymax	Bareboat	$7,500	31-Mar-19	(11)
84	Star I	2007		37,847	1A	SHTP (1)	Handymax	Bareboat	$7,500	31-Mar-19	(11)
85	Sky	2008		37,847	1A	SHTP (1)	Handymax	Bareboat	$6,000	31-Mar-19	(12)
86	Steel	2008		37,847	1A	SHTP (1)	Handymax	Bareboat	$6,000	31-Mar-19	(12)
87	Stone I	2008		37,847	1A	SHTP (1)	Handymax	Bareboat	$6,000	31-Mar-19	(12)
88	Style	2008		37,847	1A	SHTP (1)	Handymax	Bareboat	$6,000	31-Mar-19	(12)
89	Miss Mariarosaria	2011		47,499	—	SMRP(2)	MR	Time Charter	$16,350	26-May-17
90	STI Beryl	2013		49,990	—	SMRP(2)	MR	Bareboat	$8,800	18-Apr-25	(13)
91	STI Le Rocher	2013		49,990	—	SMRP(2)	MR	Bareboat	$8,800	21-Apr-25	(13)
92	Vukovar	2015		49,990	—	SMRP(2)	MR	Time Charter	$17,034	01-May-18
93	Targale	2007		49,999	—	SMRP(2)	MR	Time Charter	$16,200	17-May-17
94	Zefyros	2013		49,999	—	SMRP(2)	MR	Time Charter	$15,800	08-Jul-17	(14)
95	Gan-Trust	2013		51,561	—	SMRP(2)	MR	Time Charter	$13,050	06-Jan-18	(15)
96	CPO New Zealand	2011		51,717	—	SMRP(2)	MR	Time Charter	$15,250	12-Sep-18	(16)
97	CPO Australia	2011		51,763	—	SMRP(2)	MR	Time Charter	$15,250	01-Sep-18	(16)
98	Ance	2006		52,622	—	SMRP(2)	MR	Time Charter	$13,500	12-Oct-17	(17)
99	Hellespont Progress	2006		73,728	—	SPTP (3)	LR1	Time Charter	$17,250	15-May-17
100	Densa Alligator	2013		105,708	—	SLR2P (4)	LR2	Time Charter	$14,360	17-Aug-17	(18)

	Total time or bareboat chartered-in DWT			1,024,019

	Newbuildings currently under construction
	Vessel Name	Yard		DWT	Vessel type
101	Hull 2603 - TBN STI Leblon	HMD	(19)	52,000	MR
102	Hull 2604 - TBN STI La Boca	HMD	(19)	52,000	MR
103	Hull 2605 - TBN STI San Telmo	HMD	(19)	52,000	MR
104	Hull 2606 - TBN STI Donald C Trauscht	HMD	(19)	52,000	MR
105	Hull 2607 - TBN STI Esles II	HMD	(19)	52,000	MR
106	Hull 2608 - TBN STI Jardins	HMD	(19)	52,000	MR

	Total newbuilding product tankers DWT			312,000

	Total Fleet DWT			6,507,251

(1)
This vessel operates in or is expected to operate in the Scorpio Handymax Tanker Pool ("SHTP"). SHTP is operated by Scorpio Commercial Management ("SCM"). SHTP and SCM are related parties to the Company.

(2)	This vessel operates in or is expected to operate in the Scorpio MR Pool ("SMRP"). SMRP is operated by SCM. SMRP is a related party to the Company.
(3)	This vessel operates in or is expected to operate in the Scorpio Panamax Tanker Pool ("SPTP"). SPTP is operated by SCM. SPTP is a related party to the Company.
(4)	This vessel operates in or is expected to operate in the Scorpio LR2 Pool ("SLR2P"). SLR2P is operated by SCM. SLR2P is a related party to the Company.
(5)	This vessel is currently time chartered-out to an unrelated third-party for three years at $18,000 per day. This time charter is scheduled to expire in January 2019.
(6)	This vessel is currently time chartered-out to an unrelated third-party for three years at $20,500 per day. This time charter is scheduled to expire in December 2018.
(7)	This vessel is currently time chartered-out to an unrelated third-party for three years at $28,000 per day. This time charter is scheduled to expire in February 2019.
(8)	Redelivery from the charterer is plus or minus 30 days from the expiry date.
(9)	In February 2017, we entered into a new time charter-in agreement for one year at $11,250 per day effective May 2017. We have an option to extend the charter for an additional year at $13,250 per day.
(10)
In February 2017, we entered into a new time charter-in agreement for one year at $11,250 per day effective March 2017. We have an option to extend the charter for an additional year at $13,250 per day.

(11)
In December 2016, we entered into an agreement to bareboat-in this vessel, which was previously time chartered-in by the Company for $15,600 per day. The time charter-in contract was cancelled in January 2017 and replaced by the new bareboat contract at a rate of $7,500 per day. The agreement includes a purchase option which can be exercised through December 31, 2018. If the purchase option is not exercised, the bareboat-in agreement will expire on March 31, 2019. This vessel was delivered under the bareboat agreement in January 2017.

(12)
In December 2016, we entered into an agreement to bareboat-in this vessel at a rate of $6,000 per day. The agreement includes a purchase option which can be exercised through December 31, 2018. If the purchase option is not exercised, the bareboat-in agreement will expire on March 31, 2019. This vessel was delivered under the bareboat agreement in February 2017.

(13)
In April 2017, we sold and leased back this vessel for a period of up to eight years for $8,800 per day. The selling price was $29.0 million and we have the option to purchase this vessel beginning at the end of the fifth year of the agreement through the end of the eighth year of the agreement, at market based prices. Additionally, a deposit of $4.35 million was retained by the buyer and will either be applied to the purchase price of the vessel if a purchase option is exercised, or refunded to the Company at the expiration of the agreement.

(14)	We have an option to extend the charter for an additional year at $17,000 per day.
(15)
In November 2016, we entered into a new time charter-in agreement for one year at $13,050 per day effective January 2017. We have an option to extend the charter for an additional year at $15,000 per day.

(16)	We have an option to extend the charter for an additional year at $16,000 per day.
(17)	We have an option to extend the charter for an additional year at $15,000 per day.
(18)	In February 2017, we entered into a new time charter-in agreement for six months at $14,360 per day. We have an option to extend the charter for an additional six months at $15,385 per day.
(19)	These newbuilding vessels are being constructed at HMD. Five vessels are expected to be delivered throughout 2017 and one vessel is expected to be delivered in the first quarter of 2018.

Dividend Policy
The declaration and payment of dividends is subject at all times to the discretion of the Company's Board of Directors. The timing and amount of dividends, if any, depends on the Company's earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in the loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors.

The Company's dividends paid during 2016 and 2017    were as follows:

Date paid	Dividends per share
March 2016	$0.125
June 2016	$0.125
September 2016	$0.125
December 2016	$0.125
March 2017	$0.010

On April 26, 2017, the Company's Board of Directors declared a quarterly cash dividend of $0.01 per share, payable on or about June 14, 2017 to all shareholders as of May 11, 2017 (the record date). As of April 26, 2017, there were 174,629,755 shares outstanding.

Securities Repurchase Program
In May 2015, the Company's Board of Directors authorized a new Securities Repurchase Program to purchase up to an aggregate of $250 million of the Company's securities, which currently consist of its (i) Convertible Notes, which were issued in June 2014, (ii) Unsecured Senior Notes Due 2020 (NYSE: SBNA), which were issued in May 2014, (iii) Unsecured Senior Notes Due 2017 (NYSE: SBNB), which were issued in October 2014, and (iv) Unsecured Senior Notes Due 2019 (NYSE: SBBC), which were issued in March 2017. As of the date hereof, the Company has the authority to purchase up to an additional $153.3 million of its securities under its Securities Repurchase Program. The Company expects to repurchase any securities in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the Securities Repurchase Program to repurchase any securities.
No securities have been repurchased under this program during 2017.
About Scorpio Tankers Inc.
Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns 79 product tankers (23 LR2, 14 Handymax, and 42 MR tankers) with an average age of 2.3 years and time or bareboat charters-in 21 product tankers (one LR2, one LR1, ten MR and nine Handymax tankers). The Company has contracted for six newbuilding MR product tankers, which are expected to be delivered throughout 2017 and the first quarter of 2018. Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.

Non-IFRS Measures
Reconciliation of IFRS Financial Information to Non-IFRS Financial Information
This press release describes adjusted net income or loss and adjusted EBITDA, which are not measures prepared in accordance with IFRS (i.e. "Non-IFRS" measures). The Non-IFRS measures are presented in this press release as we believe that they provide investors with a means of evaluating and understanding how the Company's management evaluates the Company's operating performance. These Non-IFRS measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.
The Company believes that the presentation of adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA are useful to investors because they facilitate the comparability and the evaluation of companies in the Company’s industry. In addition, the Company believes that adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA are useful in evaluating its operating performance compared to that of other companies in the Company’s industry. The Company’s definitions of adjusted net income or loss with the adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA may not be the same as reported by other companies in the shipping industry or other industries.

Reconciliation of Net (Loss) / Income to Adjusted Net (Loss) / Income

	For the three months ended March 31, 2017
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net loss	$(11,533)	$(0.07)	$(0.07)
Adjustments:
Deferred financing fees write-off	66	0.00	0.00
Adjusted net loss	$(11,467)	$(0.07)	$(0.07)

	For the three months ended March 31, 2016
		Per share		Per share
In thousands of U.S. dollars except per share data	Amount	basic		diluted
Net income	$28,031	$0.17		$0.17
Adjustments:
Deferred financing fees write-off	1,795	0.01		0.01
Unrealized gain on derivative financial instruments	(1,002)	(0.01)		(0.01)
Gain on repurchase of Convertible Notes	(581)	—		—
Loss on sale of vessels and write down of vessels held for sale	2,215	0.01		0.01
Adjusted net income	$30,458	$0.19	(1)	$0.18

(1) Summation differences due to rounding

Reconciliation of Net (Loss) / Income to Adjusted EBITDA

	For the three months ended March 31,
In thousands of U.S. dollars	2017	2016
Net (loss) / income	$(11,533)	$28,031
Financial expenses	21,664	25,221
Unrealized gain on derivative financial instruments	—	(1,002)
Financial income	(52)	(34)
Depreciation	30,502	30,204
Amortization of restricted stock	6,289	8,308
Loss on sale of vessels and write down of vessels held for sale	—	2,215
Gain on repurchase of Convertible Notes (recorded within Financial income)	—	(581)
Adjusted EBITDA	$46,870	$92,362

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.
Scorpio Tankers Inc.
212-542-1616